April 22, 2011
Ms. Deborah O’Neal-Johnson
Ms. Laura Hatch
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:       Ameriprise Certificate Company
Dear Mss. Hatch and O’Neal-Johnson:
This letter responds to comments received by telephone on April 6, 2011 for Ameriprise Certificate Company. Comments and responses are outlined below:
Comment 1: Please explain why Ameriprise Certificate Company (ACC) continues to file its semiannual report on Form N-30d vs. Form N-CSR.

Response:	Rule 30b2-1(a) (the “Rule”) of the Investment Company Act of 1940 (the 1940 Act) requires registered management investment companies to file reports on Form N-CSR. Since ACC, by definition, is a registered investment company and not a registered management investment company, it complies with paragraph (b) of the Rule, and according to Section 30(e) of the 1940 Act transmits semiannually the required information to its stockholder, Ameriprise Financial, Inc., and files it with the SEC within 10 days on Form N-30d. In the Frequently Asked Questions regarding EDGAR Filing of Certified Shareholder Reports by Registered Management Investment Companies, the Staff clarified its position regarding certificate companies’ filings on Form N-CSR by stating the following:
Q: Do BDC’s and face-amount certificate companies have to file on Form N-CSR?
No. Business development companies and face-amount certificate companies file periodic reports on Forms 10-K and 10-Q under the Exchange Act, and they are required to comply with the certification requirements applicable to these forms.
Comment 2: Please explain why ACC has never completed the Fidelity Bond filing pursuant to Rule 17g-1 of the 1940 Act.

Response:	Rule 17g-1 applies to registered management investment companies. According to Section 4 of the 1940 Act “management company means any investment company other than a face-amount certificate company or a unit investment trust.” Therefore ACC does not fall under Rule 17g-1 requirements.

Comment 3: Please explain why the prospectus does not provide any fees and expenses tables.

Response:	We do not believe fees and expenses tables should appear in the prospectus for Ameriprise Certificates. In general, owners of Ameriprise Certificates do not pay any fees and expenses as compared to mutual fund shareholders. Any service providers’ fees are incurred by the ACC, the issuer of Ameriprise Certificates, and the structure of those fees is disclosed in the prospectus.
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (612) 671-7981 or Anna Butskaya at (612) 671-4993.
Sincerely,
/s/ Tara W. Tilbury

Tara W. Tilbury
Vice President and Group Counsel
Ameriprise Financial, Inc.